SELLAS Life Sciences Group, Inc.

15 West 38th St., 10th Floor

New York, New York 10018

June 13, 2019

Via EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SELLAS Life Sciences, Inc.

Registration Statement on Form S-1

File No. 333-231723

Acceleration Request

Dear Ms. Bednarowski,

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of SELLAS Life Sciences Group, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, June 13, 2019, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Daniel A. Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6856 with any comments or questions regarding the Registration Statement.

Very truly yours,

SELLAS Life Sciences Group, Inc.

/s/ Angelos M. Stergiou
By: Angelos M. Stergiou, M.D., Sc.D., h.c.
Its: President and Chief Executive Officer

cc:	Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.